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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*

                         WELLSFORD REAL PROPERTIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    950240101
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Roger S. Begelman, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 28, 1997
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.












                                                                 SEC 1746(12-91)

- --------------------
CUSIP NO.                                              PAGE  2  OF  21  PAGES
- --------------------
- --------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WHWEL REAL ESTATE LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
- --------------------------------------------------------------------------------

 3.  SEC USE ONLY

- --------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
- --------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
- --------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,230
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,230
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,230
- --------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
- --------------------------------------------------------------------------------

- --------------------
CUSIP NO. 950240101                                    PAGE  3  OF  21  PAGES
- --------------------
- --------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WHATR GEN-PAR, INC.
- --------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
- --------------------------------------------------------------------------------

 3.  SEC USE ONLY

- --------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
- --------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
- --------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,230
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,230
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,230
- --------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
- --------------------------------------------------------------------------------

- --------------------
CUSIP NO. 950240101                                    PAGE  4  OF  21  PAGES
- --------------------
- --------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII
- --------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
- --------------------------------------------------------------------------------

 3.  SEC USE ONLY

- --------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     00
- --------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
- --------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,230
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,230
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,230
- --------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
- --------------------------------------------------------------------------------

- --------------------
CUSIP NO. 950240101                                    PAGE  5  OF  21  PAGES
- --------------------
- --------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WH ADVISORS, L.P. VII
- --------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
- --------------------------------------------------------------------------------

 3.  SEC USE ONLY

- --------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
- --------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
- --------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,230
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,230
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,230
- --------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
- --------------------------------------------------------------------------------

- --------------------
CUSIP NO. 950240101                                    PAGE  6  OF  21  PAGES
- --------------------
- --------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WH ADVISORS, INC. VII
- --------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
- --------------------------------------------------------------------------------

 3.  SEC USE ONLY

- --------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     00
- --------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
- --------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,230
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,230
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,230
- --------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
- --------------------------------------------------------------------------------

- --------------------
CUSIP NO. 950240101                                    PAGE  7  OF  21  PAGES
- --------------------
- --------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GOLDMAN SACHS GROUP L.P.
- --------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
- --------------------------------------------------------------------------------

 3.  SEC USE ONLY

- --------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     00
- --------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [ ]
- --------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- --------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,480
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,480
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,480
- --------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC/PN
- --------------------------------------------------------------------------------

- --------------------
CUSIP NO. 950240101                                    PAGE  8  OF  21  PAGES
- --------------------
- --------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GOLDMAN, SACHS & CO.
- --------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
- --------------------------------------------------------------------------------

 3.  SEC USE ONLY

- --------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     00
- --------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [X]
- --------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- --------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     4,132,480
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               4,132,480
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     4,132,480
- --------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN/BD/IA
- --------------------------------------------------------------------------------

CUSIP No. 950240101                                           PAGE 9 OF 21 PAGES


Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Wellsford Real Properties, Inc., a Maryland corporation (the "Company"). The address of the principal executive offices of the Company is 610 Fifth Avenue, New York, New York 10020.

Item 2.  Identity and Background.

         This statement is being filed by WHWEL Real Estate Limited Partnership ("WHWEL"), WHATR Gen-Par, Inc. ("WHATR Gen-Par"), Whitehall Street Real Estate Limited Partnership VII ("Whitehall"), WH Advisors, L.P. VII ("WH Advisors, L.P."), WH Advisors, Inc. VII ("WH Advisors, Inc."), The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("GS&Co."; and collectively with WHWEL, WHATR Gen-Par, Whitehall, WH Advisors, L.P., WH Advisors, Inc. and GS Group, the "Reporting Persons").*

         The address of the principal business and principal office of each Reporting Person is 85 Broad Street, New York, New York 10004.

         WHWEL is a Delaware limited partnership that engages in the business of investing in real estate assets indirectly through its membership interest in Wellsford/Whitehall Properties, L.L.C., a Delaware limited liability company ("Wellsford/Whitehall"). WHATR Gen-Par, a Delaware corporation, acts as the sole general partner of WHWEL. WHATR Gen-Par is a wholly-owned subsidiary of Whitehall and does not engage in any business other than in connection with its role as a general partner of WHWEL.

         Whitehall is a Delaware limited partnership that engages in the business of investing in debt and equity interests in real estate assets and businesses. WH Advisors, L.P., a Delaware limited partnership, acts as the sole general partner of Whitehall; WH Advisors, Inc., a Delaware corporation, acts as the sole general partner of WH Advisors, L.P.; and neither WH Advisors, L.P. nor WH Advisors, Inc. engages in any business other than in connection with its role as a general partner of Whitehall and WH Advisors, L.P., respectively. WH Advisors, Inc. is indirectly wholly-owned by GS Group.

         GS&Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS Group, one of the general partners of GS&Co., owns approximately a 99% interest in GS&Co. GS Group is a Delaware limited partnership and holding partnership that engages (directly and indirectly through subsidiaries or affiliated companies or both) in the business of buying and selling securities, both foreign and domestic, and in making investments on behalf of its partners. The other general partner of GS&Co. is The Goldman, Sachs & Co., L.L.C., a Delaware limited liability company ("GS L.L.C."), which is wholly-owned by GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group.

         As of August 28, 1997, GS&Co. and GS Group may be deemed to indirectly own beneficially 4,132,230 shares of Common Stock through WHWEL. In addition, as of August 28, 1997, GS&Co., and GS Group indirectly, may be deemed to own beneficially 250 shares of Common Stock held in client accounts with respect to which GS&Co. or employees of GS&Co. have voting or investment discretion, or both ("Managed Accounts"). GS&Co. and GS Group each disclaims beneficial ownership of shares of Common Stock (i) owned by WHWEL to the extent




- --------
* Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934 or that any such person constitutes a "group" for any purpose.

CUSIP No. 950240101                                          PAGE 10 OF 21 PAGES

of partnership interests in WHWEL held by persons other than GS&Co., GS Group or their affiliates and (ii) held in Managed Accounts.

         The names, business addresses, and present principal occupation or employment and citizenship of each executive officer and director of WHATR Gen-Par are listed on Schedule 2A hereto and are incorporated herein by reference. The names, business addresses, and present principal occupation or employment and citizenship of each executive officer and director of WH Advisors, Inc. are listed on Schedule 2B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and of each member of the Executive Committee of GS Corp. and GS L.L.C. and of each member of the Executive Committee of GS Group and GS&Co. are set forth in Schedule 2C hereto and are incorporated herein by reference.

         During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules 2A, 2B or 2C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule 2D to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedule 2A,
Schedule 2B, Schedule 2C and Schedule 2D which are attached hereto and incorporated into this Item by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         WHWEL acquired 5,000,000 warrants (the "Warrants") issued under the Warrant Agreement, dated as of August 28, 1997 (the "Warrant Agreement"), between the Company and United States Trust Company of New York, as warrant agent, in connection with the execution and delivery of the Limited Liability Company Operating Agreement of Wellsford/Whitehall dated as of August 28, 1997 (the "Wellsford/Whitehall LLC Agreement"), between WHWEL and Wellsford Commercial Properties Trust, a Maryland real estate investment trust ("WCPT"), pursuant to which WHWEL and WCPT have contributed and will in the future contribute certain office properties owned by subsidiaries of Whitehall and the Company and other assets to Wellsford/Whitehall and its wholly-owned subsidiaries. The exercise price of each Warrant is, at the sole election of the holder, either (i) one membership unit of Wellsford/Whitehall or (ii) $10.00 in cash; provided that, holders of Warrants may not elect to use membership units of Wellsford/Whitehall as the exercise price prior to August 28, 1999. When multiple warrants are exercised, the exercise price may consist of cash, membership units of Wellsford/Whitehall or any combination thereof. Upon exercise, the holder of a Warrant will receive, at the sole election of the Company, either (i) 0.826446 shares of Common Stock (as adjusted pursuant to the terms of the Warrant Agreement, the "Shares Amount") or (ii) cash in an amount equal to the product of the closing price of the Common Stock as of the date of exercise multiplied by the Shares Amount. None of the persons listed on Schedules 2A, 2B or 2C hereto has contributed any funds or other consideration towards the purchase of the securities of the Company.

         As of August 28, 1997, GS&Co. held 250 shares of Common Stock for Managed Accounts. GS&Co. purchased these shares of Common Stock in the ordinary course of its business. All such transactions that were effected during the past 60 days are set forth on Schedule 5A hereto and were effected in the over-the-counter market or through the American Stock Exchange. The aggregate consideration for the purchases listed on Schedule 5A was $19,975.00.

         Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional shares of Common Stock or other securities convertible or exchangeable for Common Stock in public or private transactions; dispose of shares of Common Stock or other securities in public or

CUSIP No. 950240101                                          PAGE 11 OF 21 PAGES

private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at any time and from time to time. To the knowledge of each Reporting Person, each of the persons listed on Schedules 2A, 2B and 2C hereto may make the same evaluation and may reserve the same rights.

Item 4.  Purpose of the Transaction.

         WHWEL acquired the Warrants as part of the formation of Wellsford/Whitehall and the contribution by WHWEL (and certain of its affiliates) of real estate assets consisting of office properties to Wellsford/Whitehall. WHWEL is holding the Warrants for investment purposes. As of the date of this statement, none of the Reporting Persons has any plan or proposal which relates to or would result in any of the actions set forth in parts (a) though (j) of Item 4 of Schedule 13D , other than in connection with the registration rights granted in the Warrant Agreement (as described in Item 6 below) and the Letter Agreements (as defined and described in Item 6 below).

Item 5.  Interest in Securities of the Issuer.

         (a) & (b)

                  1. The Warrants are exercisable for 4,132,230 shares of Common Stock, representing approximately 20.0% of the Common Stock reported to be outstanding as of August 11, 1997 (as reported in the Company's Form 10-Q for the quarter ended June 30, 1997 (the "Company's 10-Q")). As of August 28, 1997, WHWEL beneficially owned such shares of Common Stock.

                  2. As of August 28, 1997, WHATR Gen-Par, as the general partner of WHWEL, may be deemed to beneficially own 4,132,230 shares of Common Stock, which are beneficially owned by WHWEL as described above, representing approximately 20.0% of the shares of Common Stock reported to be outstanding as of August 11, 1997 (as reported in the Company's 10-Q).

                  3. As of August 28, 1997, Whitehall, as the direct beneficial owner of all of the capital stock of WHATR Gen-Par, may be deemed to beneficially own 4,132,230 shares of Common Stock, which are beneficially owned by WHWEL as described above, representing approximately 20.0% of the shares of Common Stock reported to be outstanding as of August 11, 1997(as reported in the Company's 10-Q).

                  4. As of August 28, 1997, WH Advisors, L.P., as the general partner of Whitehall, may be deemed to beneficially own 4,132,230 shares of Common Stock, which are beneficially owned by WHWEL as described above, representing approximately 20.0% of the shares of Common Stock reported to be outstanding as of August 11, 1997 (as reported in the Company's 10-Q).

                  5. As of August 28, 1997, WH Advisors, Inc., as the general partner of WH Advisors, L.P., may be deemed to beneficially own 4,132,230 shares of Common Stock, which are beneficially owned by WHWEL as described above, representing approximately 20.0% of the shares of Common Stock reported to be outstanding as of August 11, 1997 (as reported in the Company's 10-Q).

                  6. As of August 28, 1997, GS&Co., as the investment advisor to Whitehall, may be deemed to beneficially own an aggregate of 4,132,480 shares of Common Stock, including (i) the 4,132,230 shares of Common Stock beneficially owned by WHWEL described above, and (ii) 250 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 20.0% of the Common Stock reported to be outstanding as of August 11, 1997 (as reported in the Company's 10-Q).

                  7. As of August 28, 1997, GS Group, as the direct beneficial owner of all of the capital stock of WH Advisors, Inc. and as a general partner of GS&Co., may be deemed to beneficially own an aggregate of 4,132,480 shares of Common Stock, including (i) the 4,132,230 shares of Common Stock beneficially owned by WHWEL described above, and (ii) 250 shares of Common Stock held in Managed Accounts,

CUSIP No. 950240101                                          PAGE 12 OF 21 PAGES

         representing in the aggregate approximately 20.0% of the Common Stock reported to be outstanding as of August 11, 1997 (as reported in the Company's 10-Q).

                  8. GS Group and GS&Co. disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by WHWEL to the extent of partnership interests in WHWEL held by persons other than GS Group, GS&Co. or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

                  9. None of the Reporting Persons beneficially owns any shares of Common Stock as of August 28, 1997 other than as set forth herein.

         (c) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in the second through eighth pages of this filing.

         (d) Except as set forth in 5A, no transactions in the Common Stock were effected by the Reporting Persons or, to their knowledge, any of the persons listed on Schedules 2A, 2B or 2C hereto, during the past 60 days. Schedule 5A sets forth transactions in the Common Stock which have been effected by GS&Co. during the period from June 29, 1997 through August 28, 1997. The purchases by GS&Co. set forth on Schedule 5A were made in the ordinary course of business.

         (e) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed beneficially owned by the Reporting Persons.

         (f)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Each Warrant is exercisable at any time on or prior to August 28, 2002 for, at the sole election of the Company, either (i) 0.826446 shares of Common Stock (the "Shares Amount") or (ii) an amount of cash equal to the product of the closing price of the Common Stock as of the date of exercise multiplied by the Shares Amount (the "Cash Amount"). The exercise price of the Warrants is, at the sole election of the holder, either (i) one membership unit of Wellsford/Whitehall or (ii) $10.00 in cash; provided that, holders of Warrants may not elect to use membership units of Wellsford/Whitehall as the exercise price prior to August 28, 1999. When multiple Warrants are exercised, the exercise price may consist of cash, membership units of Wellsford/Whitehall or any combination thereof.

         The Shares Amount and the Cash Amount are subject to adjustments upon
(i) the payment of dividends payable in shares of Common Stock; (ii) the payment of a dividend or other distribution or issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than the current market price, (iii) subdivisions and combinations of Common Stock, (iv) the dividend or distribution to all holders of Common Stock of debt or equity securities, cash or assets (other than as described in (ii) above and other than in the case of certain excluded dividends and distributions), (v) a tender or exchange offer by the Company for Common Stock at a price in excess of the current market price therefor, and (vi) the consummation by the Company of any reclassification, consolidation, merger or sale or exchange of all or substantially all of the Company's assets or other similar transaction.

         The Warrant Agreement grants WHWEL demand registration rights to cause the Company to register under the Securities Act of 1933, as amended the Warrants and shares of Common Stock into which the Warrants are exercisable. The holders of Warrants and the Common Stock into which the Warrants are exercisable will be permitted to make two demands for registration of such securities and up to four demands per year for registration of such securities pursuant to an existing shelf registration statement. The Warrant Agreement provides that the costs and expenses of such registration, including the fees and expenses of one counsel for the requesting holders and up to a 5% underwriting discount or commission, will be paid by the Company. In addition, the Company has granted the holders of the Warrants and the shares of Common Stock into which the Warrants are exercisable the

CUSIP No. 950240101                                          PAGE 13 OF 21 PAGES

right to be included in any registration of securities effected by the Company, subject to possible proration. In connection with any such registration, the Warrant Agreement provides that the Company will indemnify and hold harmless, or will contribute to certain losses incurred by, the requesting holders.

                  The foregoing description of the Warrant Agreement is subject to, and qualified in its entirety by reference to, the Warrant Agreement, which is filed as an exhibit to this Schedule 13D.

                  WHWEL and the Company are parties to a letter agreement, dated August 28, 1997, concerning certain additional issuance to WHWEL of shares of Common Stock and WHWEL, the Company and WCPT are parties to a letter agreement, dated August 28, 1997, concerning sales of shares of Common Stock and shares of WCPT (together, the "Letter Agreements").

                  The foregoing description of the Letter Agreements is subject to, and qualified in its entirety by reference to, the Letter Agreements, which are filed as exhibits to this Schedule 13D.

                  Except as described in this Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 2A, Schedule 2B or Schedule 2C hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         The following exhibits are filed with this statement:

         Exhibit No.       Exhibit                                       Page


         4            Warrant Agreement between Wellsford Real             23
                      Properties, Inc. and United States Trust
                      Company of New York, as warrant agent,
                      dated as of August 28, 1997.

         99.1         Letter Agreement between WHWEL Real Estate           78
                      Limited Partnership and Wellsford Real
                      Properties, Inc., dated August 28, 1997.

         99.2         Letter Agreement among WHWEL Real Estate             81
                      Limited Partnership, Wellsford Real
                      Properties, Inc. and Wellsford Commercial
                      Properties Trust, dated August 28, 1997

CUSIP No. 950240101                                          PAGE 14 OF 21 PAGES

                                    SIGNATURE


         Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person's knowledge and belief, the information set forth in this Statement is true, complete and correct.


Dated:  September 5, 1997              WHWEL REAL ESTATE LIMITED PARTNERSHIP

                                       By: WHATR Gen-Par, Inc., General Partner


                                           By: /s/ Elizabeth A. O'Brien
                                              ----------------------------------
                                              Name:  Elizabeth A. O'Brien
                                              Title: Vice President



Dated:  September 5, 1997              WHATR GEN-PAR, INC.


                                       By: /s/ Elizabeth A. O'Brien
                                          --------------------------------------
                                          Name:  Elizabeth A. O'Brien
                                          Title: Vice President



Dated:  September 5, 1997              WHITEHALL STREET REAL ESTATE LIMITED
                                       PARTNERSHIP VII

                                       By:  WH Advisors, L.P. VII,
                                            General Partner

                                            By:  WH Advisors, Inc. VII,
                                                 General Partner


                                                 By: /s/ Elizabeth A. O'Brien
                                                    ----------------------------
                                                    Name:  Elizabeth A. O'Brien
                                                    Title: Vice President



Dated:  September 5, 1997              WH ADVISORS, L.P. VII

                                       By:  WH Advisors, Inc. VII,
                                            General Partner


                                            By: /s/ Elizabeth A. O'Brien
                                               ---------------------------------
                                               Name:  Elizabeth A. O'Brien
                                               Title: Vice President

CUSIP No. 950240101                                          PAGE 15 OF 21 PAGES

Dated:  September 5, 1997              WH ADVISORS, INC. VII


                                       By: /s/ Elizabeth A. O'Brien
                                          --------------------------------------
                                          Name:  Elizabeth A. O'Brien
                                          Title: Vice President


Dated:  September 5, 1997              THE GOLDMAN SACHS GROUP, L.P.

                                       By:  The Goldman Sachs Corporation,
                                            General Partner

                                            By: /s/ David A. Viniar
                                               ---------------------------------
                                               Name:  David A. Viniar
                                               Title: Executive Vice President


Dated:  September 5, 1997              GOLDMAN, SACHS & CO.

                                       By:/s/ David A. Viniar
                                          --------------------------------------
                                          Name:  David A. Viniar
                                          Title: Vice President

CUSIP No. 950240101                                          PAGE 16 OF 21 PAGES

                                  Exhibit Index


Exhibit           Description

   4. Warrant Agreement between Wellsford Real Properties, Inc. and United States Trust Company of New York, as warrant agent, dated as of August 28, 1997.


  99.1 Letter Agreement between WHWEL Real Estate Limited Partnership and Wellsford Real Properties, Inc., dated August 28, 1997.

  99.2 Letter Agreement among WHWEL Real Estate Limited Partnership, Wellsford Real Properties, Inc. and Wellsford Commercial Properties Trust, dated August 28, 1997

CUSIP No. 950240101                                          PAGE 17 OF 21 PAGES

                                   SCHEDULE 2A




         The names and occupations of each of the executive officers of WHATR Gen-Par are set forth below:

         Daniel M. Neidich                  President
         Stuart M. Rothenberg               Vice President
         Todd A. Williams                   Vice President, Assistant
                                            Secretary and Assistant
                                            Treasurer
         Michael Klingher                   Vice President
         Ralph F. Rosenberg                 Vice President and Assistant
                                            Secretary
         Edward M. Siskind                  Vice President and Assistant
                                            Treasurer
         David M. Weil                      Vice President
         Kevin D. Naughton                  Vice President, Secretary and
                                            Treasurer
         Elizabeth A. O'Brien               Vice President and
                                            Assistant Secretary
         Angie D. Madison                   Vice President
         G. Douglas Gunn                    Vice President


         The sole director of WHATR Gen-Par is Stuart M. Rothenberg.

         Todd A. Williams, Angie D. Madison and G. Douglas Gunn have their principal place of business at 100 Crescent Court, Suite 1000, Dallas, Texas 75201. All other persons named in this schedule have their principal place of business at 85 Broad Street, New York, NY 10004. Unless otherwise indicated, each person named in this schedule is a citizen of the United States of America.

CUSIP No. 950240101                                          PAGE 18 OF 21 PAGES

                                   SCHEDULE 2B




         The names and occupations of each of the executive officers of WH Advisors, Inc. are set forth below:

         Daniel M. Neidich                  President
         Ralph F. Rosenberg                 Vice President and Assistant
                                            Secretary
         G. Douglas Gunn                    Vice President
         David M. Weil                      Vice President
         Kevin D. Naughton                  Vice President, Secretary and
                                            Treasurer
         Elizabeth A. O'Brien               Vice President and
                                            Assistant Secretary
         Todd A. Williams                   Vice President, Assistant
                                            Secretary and Assistant
                                            Treasurer
         Stuart M. Rothenberg               Vice President
         Michael K. Klingher                Vice President
         Richard E. Georgi III              Vice President
         Edward M. Siskind                  Vice President and Assistant
                                            Treasurer


         The sole director of WH Advisors, Inc. is Stuart M. Rothenberg.

         G. Douglas Gunn and Todd A. Williams have their principal place of business at 100 Crescent Court, Suite 1000, Dallas, Texas 75201. Richard E. Georgi III has his principal place of business at 133 Fleet Street, London EC4A 2BB, England. All other persons named in this schedule have their principal place of business at 85 Broad Street, New York, NY 10004. Unless otherwise indicated, each person named in this schedule is a citizen of the United States of America.

CUSIP No. 950240101                                          PAGE 19 OF 21 PAGES

                                   SCHEDULE 2C



         The name and business address of each member of the executive committee of GS Group and GS&Co. are set forth below. The present principal occupation or employment of each of the listed persons is as a managing director of GS&Co. or another Goldman Sachs operating entity and as a member of the executive committee.

         Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, NY 10004, and unless otherwise indicated each person is a citizen of the United States of America.


Name                                Business Address
- ----                                ----------------

Jon Z. Corzine

Henry M. Paulson, Jr.

Roy J. Zuckerberg

Robert J. Hurst

John A. Thain                       133 Fleet Street
                                    London EC4A 2BB, England

John L. Thornton                    3 Garden Road
                                    Hong Kong

CUSIP No. 950240101                                          PAGE 20 OF 21 PAGES

                                   SCHEDULE 2D



         In settlement of SEC Administrative Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co., (the "Firm") without admitting or denying the findings consented to the entry of an Order dated January 16, 1992 along with numerous other securities firms. The SEC found that the Firm in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs") made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Exchange Act and 17 C.F.R. (S)(S) 240.17a-3 and 240.17a-4.

         The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSES.

         In SEC Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the Firm without admitting or denying the allegations settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades in the secondary markets for U.S. Treasury securities in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

         The Firm was ordered to cease and desist from committing or causing any violations of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

CUSIP No. 950240101                                          PAGE 21 OF 21 PAGES


                                   SCHEDULE 5A


                        WELLSFORD REAL PROPERTIES, INC.

PURCHASES       SALES       PRICE        TRADE DATE       SETTLEMENT DATE
- ---------       -----       -----        ----------       ---------------
                1,400       11.0625       16-Jul-97             21-Jul-97
- ---------       -----       -------      ----------       ---------------
                1,400       11.0625       16-Jul-97             21-Jul-97
- ---------       -----       -------      ----------       ---------------
    1,400                    11.125       17-Jul-97             22-Jul-97
- ---------       -----       -------      ----------       ---------------
      400                        11       30-Jun-97              3-Jul-97
- ---------       -----       -------      ----------       ---------------
                  400        10.875       30-Jun-97              3-Jul-97
- ---------       -----       -------      ----------       ---------------